Salient Products Corporation
1852 31st Street
San Diego, CA 92102

August 30, 2011

Jan Woo
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Salient Products Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed August 19, 2011
File No. 333-173508

Dear Ms. Woo:

Salient Products Corporation submits this letter to you in response to your letter of August 11, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 6 to the end of this letter.

COMMENT:

General

1. Revise to include an updated consent from your independent registered public accounting firm.

RESPONSE:

We acknowledge and accept this comment and have updated the consent from our independent registered public accounting firm.

COMMENT:

Risk Factors, page 8

2. We note your response to prior comment 1 that you do not believe that a risk factor is necessary regarding Diane Dalmy’s status as a prohibited attorney on the OTC Markets.
However, we continue to believe that you should address the impact of Ms. Dalmy’s status upon your ability to be quoted on the OTCBB, including whether you must retain different counsel in order to have your securities quoted on the OTCBB. Please revise your disclosures accordingly.

RESPONSE:

We respectfully decline to revise our disclosure in accordance with the above request on the basis that it is unfair and unjustified. To do so would continue to “publicize” a fact that Ms. Dalmy is unable to refute or present any defense. As we previously indicated, Ms. Dalmy is counsel to numerous public companies. She has written and continues to write opinions on behalf of certain clients for Rule 144 purposes, DTC eligibility and S-1 registration statements. Her “association” with us or other public companies has not presented any issues much less any one issue relating to listing on the OTCBB. The prohibition associated with an opinion from Ms. Dalmy relates to Pink Sheets sufficiency of current information opinion, which is not accepted by Pink Sheets, now know as OTC Markets. And we do not intend on listing on Pink Sheets nor requiring an opinion regarding sufficiency of current information.

Please note that we have attached a revised opinion as Exhibit 5 to our Registration Statement.

COMMENT:

Item 6. Dilution, page 14

3. Revise the information in your dilution table to reflect the correct amount of “net tangible book value per share before the offering” of $0.0005.

RESPONSE:

We acknowledge and accept this comment and have updated the “net tangible book value per share before the offering” to be $0.0005.

COMMENT:

Plan of Distribution, page 16

4. You state that the proceeds from the sale of the shares in this offering should be payable to the Diane D. Dalmy Trust Account until all offering proceeds are raised. Please explain whether this is a separate escrow account solely for the purpose of depositing the proceeds of this offering or whether this is a general client account into which proceeds will be deposited until a separate escrow account will be established afterwards. If this is a general client account maintained by Diane Dalmy, please tell us whether you believe that creditors of Ms. Dalmy may be able to attach funds in the account and what consideration you have given to disclosing this fact.

RESPONSE:

We acknowledge and accept this comment and have revised page 16 to state that:

“Please be advised that the escrow account for deposit of all offering proceeds will be a separate escrow account created and established specifically and only to hold deposited funds received relating solely to this offering.”

Best regards,

/s/ Shehzad Peermahomed
Shehzad Peermahomed